UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Jiang Yongzhi
	Name:	Jiang Yongzhi
	Title:	Joint Company Secretary
Dated: April 28, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated April 28, 2010, entitled “CNOOC Ltd. Achieved Production and Revenue Growth in the First Quarter”.
99.2	Announcement dated April 28, 2010.

EXHIBIT 99.1

For Immediate Release

CNOOC Ltd. Achieved Production and Revenue Growth in the First Quarter

(Hong Kong, April 28, 2010) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 00883) is pleased to announce its results for the first quarter of 2010. During the period, the Company achieved a total net production of 67.3 million barrels of oil equivalent (BOE), representing an increase of 31.9% year-on-year (YOY). Total unaudited revenue surged 118.5% to RMB30.49 billion.

In the first quarter of 2010, the Company produced 55.0 million barrels of crude oil and liquids, an increase of 30.4% YOY, and 71.6 billion cubic feet of natural gas, up 41.4% YOY. The production growth was mainly attributable to the production from projects that came on stream in 2008 and 2009 and the outstanding performance of existing oil and gas fields.

During the period, the average realized oil and gas prices rose 81.4% and 13.9% YOY to US$75.37 per barrel and US$4.43 per thousand cubic feet respectively. Benefiting from increased production and sales volume and higher realized prices, the Company recorded a total unaudited revenue of approximately RMB30.49 billion with a significant increase of 118.5% YOY.

In the first quarter of 2010, the Company and its partner made five new discoveries offshore China, among which, Penglai 9-1 is a sizable discovery. Meanwhile, the Company and its partner successfully drilled five appraisal wells.

On the development side, all major projects are proceeding smoothly as scheduled. Bozhong 3-2, Weizhou 11-1E and Caofeidian 18-1 commenced production during the period.

In the first quarter of 2010, CNOOC International Limited, a wholly-owned subsidiary of the Company, entered into an agreement with Bridas Energy Holdings Ltd. to form a 50:50 joint venture in Bridas Corporation for a consideration of approximately US$3.1 billion in cash. Completion of this transaction is expected to take place in the first half of 2010 subject to, amongst others, necessary government and regulatory approvals of PRC.

During the period, the Company's capital expenditure fell 22.7% YOY to approximately RMB5.80 billion. As a result of major workload scheduled to be carried out in the second quarter or later this year, the Company's development expenditure was approximately RMB3.09 billion, representing a decrease of 45.0% YOY.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company commented,“ In the first quarter, the Company achieved strong production and revenue growth as well as encouraging exploration discoveries. I believe that such solid results will provide strong support for achieving our 2010 target.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.

*** *** *** ***
For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com

EXHIBIT 99.2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2010 (ended 31 March 2010). The comparative statistics for the first quarter of 2009 (ended 31 March 2009) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2010 (ended 31 March 2010). The comparative statistics for the first quarter of 2009 (ended 31 March 2009) are also disclosed in this announcement.

The Company achieved a total net production of 67.3 million barrels of oil equivalent (BOE) for the first quarter of 2010, representing an increase of 31.9% from the same period in 2009. The production growth was mainly attributable to the production from projects that came on stream in 2008 and 2009 and the outperformance of existing oil and gas fields.

For the first quarter of 2010, the Company and its partner made five new discoveries offshore China, among which, Penglai 9-1 is a sizable discovery and is expected to facilitate the Company’s oil and gas exploration in the area. During the same period, the Company and its partner successfully drilled five appraisal wells.

On the development side, Bozhong 3-2, Weizhou 11-1E and Caofeidian 18-1 in offshore China commenced production in March 2010. Other major projects were progressing as planned.

In the first quarter of 2010, CNOOC International Limited, a wholly-owned subsidiary of the Company, entered into an agreement with Bridas Energy Holdings Ltd. to form a 50:50 joint venture in Bridas Corporation for a cash consideration of approximately US$3.1 billion. The transaction is expected to complete in the first half of 2010, subject to obtaining all governmental and regulatory approvals, permissions and consents required in the PRC and to the fulfillment of other terms and conditions.

Benefiting from increased oil and gas production and sales volume and higher realized prices, the total unaudited revenue of the Company was approximately RMB30.49 billion for the first quarter of 2010, representing a significant increase of 118.5% year over year (YOY). For the first quarter of 2010, the Company’s average realized oil price increased 81.4% YOY to US$75.37 per barrel. The Company’s average realized gas price was US$4.43 per thousand cubic feet, representing an increase of 13.9% YOY.

For the first quarter of 2010, the Company's capital expenditure reached approximately RMB5.80 billion, representing a decrease of 22.7% YOY. As a result of major workload scheduled to be carried out in the second quarter or later this year, the Company's development expenditure recorded approximately RMB3.09 billion, representing a decrease of 45.0% YOY.

First Quarter and Year-to-Date Production Summary (Unaudited)

	2010		2009
Crude Oil & Liquids (mmbbls)	Q1	YTD	Q1	YTD
Bohai Bay	30.33	30.33	20.52	20.52
Western South China Sea	7.64	7.64	6.26	6.26
Eastern South China Sea	9.79	9.79	12.55	12.55
East China Sea	0.01	0.01	0.01	0.01
Overseas	7.24	7.24	2.83	2.83
Subtotal (mmbbls)	55.01	55.01	42.17	42.17

Natural Gas (bcf)
Bohai Bay	9.82	9.82	6.64	6.64
Western South China Sea	26.88	26.88	21.34	21.34
Eastern South China Sea	10.28	10.28	2.53	2.53
East China Sea	0.55	0.55	0.56	0.56
Overseas	24.09	24.09	19.58	19.58
Subtotal (bcf)	71.62	71.62	50.65	50.65

Total Production (mmboe)	67.29	67.29	51.02	51.02

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB millions				US$ millions
	2010		2009		2010		2009
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude oil and liquids	27,990.9	27,990.9	12,186.1	12,186.1	4,100.0	4,100.0	1,782.3	1,782.3
Natural gas	2,165.1	2,165.1	1,348.0	1,348.0	317.1	317.1	197.2	197.2
Marketing revenue, net	44.2	44.2	157.8	157.8	6.5	6.5	23.1	23.1
Others	293.1	293.1	261.3	261.3	42.9	42.9	38.2	38.2
Total	30,493.3	30,493.3	13,953.2	13,953.2	4,466.5	4,466.5	2,040.8	2,040.8

Capital Expenditures
Exploration	927.3	927.3	1,207.3	1,207.3	135.8	135.8	176.6	176.6
Development	3,094.2	3,094.2	5,622.8	5,622.8	453.2	453.2	822.4	822.4
Production	1,781.2	1,781.2	675.6	675.6	260.9	260.9	98.8	98.8
Total	5,802.7	5,802.7	7,505.7	7,505.7	849.9	849.9	1,097.8	1,097.8

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.8271 has been used for the first quarter of 2010, and an exchange rate of US$1 = RMB6.8371 has been used for the first quarter of 2009, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 28 April 2010

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao